VIA EDGAR

August 24, 2009

Lynn Dicker

Reviewing Accountant

Securities and Exchange Commission

100 F Street N. E.

Washington, D.C. 20549-6010

Re:	Presstek, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended January 3, 2009
Filed March 24, 2009
Form 10-Q for the Quarter Ended April 4, 2009
Filed May 14, 2009
File No. 000-17541

Dear Ms. Dicker:

Following are responses to the comments in your letter of July 20, 2009 regarding the above referenced documents, in connection with your periodic review of Presstek, Inc.’s filings with the Commission. To facilitate your review, we have included your numbered comments (and associated bullet points) along with our related responses.

1. Form 10-K for the Year Ended January 3, 2009; Note 1. Summary of Significant Accounting Policies; Impairment of Goodwill and Long-lived Assets, page 62

Comment 1: Please tell us and revise this note in future filings to disclose in more detail how you evaluate your goodwill for impairment. In this regard, please also address the following in the Critical Accounting Policies section of the MD&A in future filings:

First bullet of Comment 1:

•	Disclose the number of reporting units that you have identified;

Presstek response: We have identified two reporting units (Presstek and Lasertel). However, only the Presstek reporting unit was tested for goodwill impairment as all of the goodwill has been allocated to this reporting unit. In that regard, we addressed this matter in our Form10-Q filing for the quarter ended July 4, 2009, in both Note 7 and in the applicable MD&A section for goodwill.

Second bullet of Comment 1:

•

Disclose each of the valuation methodologies used to value goodwill. If more than one valuation methodology is used, please also disclose how each method differs, the benefits of each method, why management selected these methods as being the most meaningful, how you weight each method used and the basis for that weighting.

Presstek response: The Company valued the goodwill of the Presstek reporting unit (the “Reporting Unit”) in accordance with Step 1 of the two step SFAS 142 impairment test by estimating the fair value of the equity of the Reporting Unit. This enabled comparison of the estimated fair value to the carrying value of equity of the Reporting Unit.

The Company used the discounted cash flow methodology under the “income approach”, and the guideline public company methodology under the “market approach” to estimate the fair value of the Presstek reporting unit. Each of these methods was given equal weighting to arrive at the final conclusion.

Income Approach;

The income approach is a technique by which the fair value of the equity of a business is based on the estimated future available cash flows that the business is expected to generate after considering an estimated remaining life, average anticipated annual rates of return, and market rates of return. To develop an opinion of the present value of the future benefits of owning a business, the projected cash flows are discounted using a discount rate that reflects both general and company specific risks. This discount rate reflects the time value of money, inflation, and the risk inherent in ownership of the security or asset being valued.

Market Approach;

The market approach, through the application of the guideline public company method, is a technique by which the fair value of the equity of a business is estimated by comparing it to publicly traded companies in similar lines of business. The conditions and prospects of companies in similar lines of business depend on common factors such as overall demand for their products and services. An analysis of the market multiples of companies engaged in similar businesses, therefore, yields insight into how investors might evaluate an investment in the subject business.

Benefits of the Income and the Market Approach;

The income approach is beneficial in that it takes a specific view of the business - the fair value is reflective of the Reporting Unit’s estimated future available cash flows discounted at the market required rate of return. The market approach is beneficial because it enables us to capture the broader equity market expectations, and also consider the prospects of other companies in similar lines of business that depend on common factors such as overall demand for their products and services, in estimating the fair value of the Reporting Unit.

Approaches to Selection and Weighting;

Management believes that both the income and the market approach present equally good indications of the fair value of the Reporting Unit. Therefore, the Company felt it was appropriate to assign weightings of 50% each to the income and the market approaches in the conclusion of the fair value of the Reporting Unit.

We addressed and expanded our disclosure regarding the two valuation methodologies (described above) in our latest 10-Q filing, for the quarter ended July 4, 2009, in both Note 7 and in the applicable MD&A section.

Third bullet of Comment 1:

•	Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

Presstek response:

Income Approach Assumptions;

The assumptions used in the discounted cash flow (“DCF”) method under the ”income approach” included the following:

-Discount rate: The rate of return required by an investor, or the discount rate, is related to the perceived risk of the investment. An investor will compare investment alternatives and select those which provide the highest return on investment in light of perceived levels of risk. The technique used to determine the appropriate rate of return for a business requires the calculation of the average return on the capital employed in the company. This rate of return on total capital is called the weighted average cost of capital (“WACC”) and equals the rate of return on debt capital and equity capital weighted in proportion to the capital structure common to the subject industry. We estimated the pretax rate of return on debt capital which can be represented by the return investors require on long-term corporate bonds as of the valuation date. The cost of equity was determined by using the capital asset pricing model. Based on our analysis we concluded upon a 12% discount rate for the goodwill impairment test as of January 3, 2009.

-Long-term growth rate: 3% was selected based on the industry’s normalized growth expectation.

We performed a sensitivity analysis for the above two assumptions used in the DCF method.

We noted that the DCF conclusion of fair value under any of the sensitivity analysis scenarios that were calculated by comparing a range of “long-term growth rates” that were between 2% to 5% with a range of “discount rates” between 10% to 14% would not have changed the conclusion that there was no goodwill impairment.

Market Approach Assumptions

The assumptions used in the guideline public company method under the “market approach” include the following:

-Selection of multiples: We assessed the Reporting Unit in terms of risk, growth, and profitability with respect to the guideline public companies. Since revenues and operations of the Reporting Unit comprise approximately 95% of Presstek, Inc., we selected revenue and EBITDA multiples of Presstek, Inc. as of the valuation date.

-Selection of control premium: We used the Mergerstat and FactSet Mergers databases in analyzing the control premiums paid over a company’s market value in selected guideline transactions. We searched and analyzed 3 years (2006-2009) of control premiums paid in the comparable transactions under the Mergerstat industry classification “Computers: Storage & Peripherals.” While the means and medians of the 5-day and 30-day premiums ranged from 28.2% to 38.9%, we applied a discount to this premium range to account for the fact that the premiums implied by transactions reflect more than solely a premium for control (such as a premium for synergies related to the particular merger). In estimating the control premium, we considered historical transactions in the industry obtained from Mergerstat and FactSet Mergers databases and the market environment as of the valuation date. In estimating the control premium we noted that, even if the control premium selected was 0%, the fair value would still be above the carrying value of $94.9 million as of January 3, 2009 for the Reporting Unit.

We also performed the sensitivity analysis using a range of control premiums from zero to 30%.

We noted that the guideline public company method conclusions of fair value under any of these scenarios would not have changed the goodwill impairment conclusion.

We also reconciled the aggregated estimated fair value of the Reporting Units to the market capitalization of the consolidated Company. The closing price of Presstek, Inc.’s common stock on January 3, 2009 was $3.32 per share. With approximately 36.56 million shares outstanding, this indicates a market capitalization of approximately $121.4 million. We concluded that the fair value of equity of the Reporting Unit plus the estimated fair value of Lasertel, the other reporting unit (as noted in Comment 1 – First bullet above) implies a reasonable control premium and is consistent with control premiums identified for our industry. Therefore, the conclusion of fair value is supported by the market capitalization of the Company.

Fourth bullet of Comment 1:

•	To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since the prior periods, disclose the reasons for the changes and the impact of the changes.

Presstek response: The Company’s policy is to perform its annual goodwill impairment test on the first business day of the third quarter of each fiscal year. During the third quarter of 2008 (and consistent with prior periods), the Company used the “income approach” utilizing the DCF method to estimate the fair value of the Reporting Unit. Utilizing this approach, in fiscal Q3 of 2008 and in prior years, the fair value of the Reporting Unit was always well above the carrying value of the net assets. The Company decided that based on the significant excess of both management’s estimate of fair value and the Company’s market capitalization over net assets, any reasonably possible changes in the assumptions and valuation methodology in the goodwill impairment test would not change our conclusion.

On the basis of events which occurred during the fiscal fourth quarter of 2008, including the decline in the Company’s stock price and the unstable economic and credit conditions impacting the Company’s business, the Company identified a triggering event requiring a goodwill impairment test as of January 3, 2009. Beginning with this goodwill impairment test and thereafter, the Company, in addition to the “income approach”, started utilizing the “market approach” (as noted previously, in Comment 1 – Second Bullet above). This enabled us to capture the broader equity market expectations, and to also consider the prospects of other companies in similar lines of business that depend on common factors such as overall demand for their products and services, in estimating the fair value of the Reporting Unit. However, this had no impact on our conclusion that goodwill was not impaired as of January 3, 2009.

We have addressed and described these two methodologies in our Form 10-Q for the quarter ended July 4, 2009, in both Note 7 and in the MD&A section.

The Company will reflect this information in the applicable financial statement notes and the Critical Accounting Policies section of its MD&A in future filings substantially in accordance with the foregoing as applicable.

2. Form 10-K for the Year Ended January 3, 2009; Note 11. Restructuring and Other Charges, page 72

Comment: We note your disclosures here, on page 32-33, and throughout the filing related to your Business Improvement Plan (BIP). Please revise your MD&A in future filings to include the disclosure of the items identified in SAB Topic 5 P.4.

Presstek response: We have responded to this comment by adding disclosure to our Form 10-Q filing for the quarter ended July 4, 2009 in Note 12. Restructuring and Other Charges, and in the applicable section of MD&A.

The Company will reflect this information in its Notes To The Consolidated Financial Statements and the MD&A in future filings substantially in accordance with the foregoing as applicable.

3. Form 10-Q for the Quarter Ended April 4, 2009; Notes to Consolidated Financial Statements; Note 7. Intangible Assets and Goodwill, page 11

Comment: We note that you assessed your goodwill as of April 4, 2009 due to the decline in your stock price during the first quarter of 2009 and the current unstable economic and credit conditions. Please tell us and revise your future filings to explain in more detail why you determined that there was not any goodwill impairment identified as of April 4, 2009 considering these factors and the decline in your quarterly revenue. Within your discussion, please provide to us a summary of the results of your goodwill impairment testing.

Presstek response: The methodology and assumptions that were utilized in valuing the Reporting Unit as of April 4, 2009 is consistent with the methodology utilized in the valuation as of January 3, 2009, as discussed above in our response to your Comment 1 – Second Bullet.

The goodwill impairment analysis was prepared, as of April 4, 2009, under the “income approach” and under the “market approach”, weighing each of these approaches equally (as noted previously). The Company concluded that the fair value of the Reporting Unit was higher than the carrying value of the Reporting Unit as of April 4, 2009. Therefore, there was no goodwill impairment as of April 4, 2009.

We also reconciled the aggregate estimated fair value of the Reporting Units to the market capitalization of the consolidated Company. The closing price of Presstek, Inc.’s common stock on April 4, 2009 was $2.42 per share. With approximately 36.61 million shares outstanding, this indicates a market capitalization of approximately $88.6 million. We concluded that the fair value of equity of the Reporting Unit plus the estimated fair value of Lasertel, the other reporting unit (as noted in Comment 1 – First Bullet above) implies a reasonable control premium and is consistent with control premiums identified for our industry. Therefore, the conclusion of fair value is supported by the market capitalization of the Company.

Based on events during the second quarter of 2009, including the continued decline in the Company’s stock price from $2.42 (at the end of Q1 2009) to $1.38 (at the end of Q2 2009), the Company identified a triggering event that caused management to test goodwill for impairment as of July 4, 2009. After completing Step one of the impairment test, (using the same methodology as described previously in Comment 1, Bullet 2 of this letter) the Company determined that the estimated fair value of its reporting unit was less than the carrying value of the reporting unit, requiring the completion of the second step of the impairment test. To measure the amount of impairment, SFAS 142 prescribes that the Company determine the implied fair value of goodwill in the same manner as if the Company had acquired the reporting unit. Specifically, the Company must allocate the fair value of the reporting unit to all of the assets of that unit, including unrecognized intangible assets, in a hypothetical calculation that would yield the implied fair value of goodwill. The impairment loss is measured as the difference between the book value of the goodwill and the implied fair value of the goodwill computed in step two. Upon completion of step two of the analysis, the Company wrote off the entire goodwill balance. This resulted in an impairment loss of $19.1 million in the quarter ended July 4, 2009. The Company has no goodwill balance remaining as of July 4, 2009.

The Company will reflect this information, as appropriate, in future filings.

In response to the Commission’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jeffrey A. Cook
Executive Vice President and Chief Financial Officer
Presstek, Inc.

Cc:	Kevin Vaughn
Securities and Exchange Commission

Tara Harkins

Securities and Exchange Commission

Jeffrey Jacobson, Chairman, President and Chief Executive Officer
James Van Horn, Vice President, General Counsel and Secretary
Wayne Parker, Vice President and Corporate Controller
Members of the Audit Committee of Presstek, Inc.
KPMG LLP
McDermott Will & Emery LLP